Mail Stop 6010


	October 7, 2005

Jerauld J. Cutini
Chief Executive Officer
New Athletics, Inc.
440 Kings Village Road
Scotts Valley, California 95066

Re:	New Athletics, Inc.
	Amendment No. 2 to Registration Statement on Form S-4
Filed September 28, 2005
      File No. 333-126098

Dear Mr. Cutini:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Fee Table

1. We note that you have removed the options from the fee table and have orally advised our Office of Mergers and Acquisitions that you are complying with the applicable tender offer rules in connection with the consent of the option holders. Please tell us the steps you will take to comply with those rules and when you will take those steps.

Prospectus

2. Regarding your response to comment 1:

* Please state on the cover page briefly, directly and prominently that shareholders will not know at the time of the vote the number of shares that they will receive.
* If the historic market price per share indicates that it is reasonably likely that you will adjust the exchange ratios, please provide a table in the appropriate place in your document to show the exchange ratios based on a reasonable range of potential market prices.
* Please revise your disclosure on page 6 to clarify how the board will determine the price per share of Trikon stock "at the effective time of the merger transaction."

Questions and Answers About the Merger Transaction, page 1

3. We note your response to comment 2. Please revise your disclosure here to quantify the expected benefits to Trikon`s and Aviza`s executive officers. We note, for example, the apparent increase in executive compensation reflected in the employment agreements referenced on page 129.

How will Trikon and Aviza warrants and stock options . . ., page 3

4. We note your response to comment 5. If the accelerated options have no value, tell us the reason for accelerating the options.

What vote was required by Aviza, page 5

5. If shareholder action is not required, please tell us why the shares to be issued to Aviza shareholders are included in this registration statement. It is unclear what public offer or sale to the Aviza shareholders has yet to occur. Note that it is inconsistent with Section 5 of the Securities Act to complete an unregistered transaction through a registration statement.

Each of Trikon and Aviza, page 26
6. Please expand your response to comment 9 to analyze (1) when
Newco
will be eligible to use Form S-3, and (2) why Newco could not be deemed a successor to both Trikon and Aviza for purposes of Rule
12g-
3.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations of Trikon, page 32

Comparison of the Three and Six Months, page 34

7. Please tell us how Trikon can have higher "absorption" of fixed manufacturing costs when product sales have decreased, and revise your disclosure as necessary.

Amendment and Waiver, page 144

8. We reissue comment 30. The last sentence of second paragraph continues to state that you will not resolicit if you receive the identified waivers, and it remains unclear how all such waivers would be immaterial.


Annex E

Section 6.  Registration Procedures and Expenses, page E-6

9. We see from disclosures in Section 6.2 herein that if you fail to register shares underlying certain warrants, you will have to make a
"liquidated damages payment." Please clarify for us whether the warrants referenced in this Section are currently outstanding or whether they relate to pending post-merger warrant issuances. If any warrants that are subject to "liquidated damages payment" are outstanding at any balance sheet date presented in Aviza`s or Trikon`s historical financial statements, tell us how you have classified and accounted for the warrants and the associated registration rights/liquidated damage provisions and why you believe your accounting and disclosures therefore are appropriate. Please cite the authoritative accounting literature that supports your conclusions. If the warrants referenced in Section 6 are not yet issued, confirm your future accounting and disclosures for them will comply, as applicable, with SFAS 129, EITF 00-19 and EITF 05-04. We may have further comments after reviewing your response.

Exhibits

10. Please file complete exhibits. We note, for example, that you appear to have omitted the second line in the table on page 8 of exhibit 99.11.

11. Please file the license agreement between Aviza and Trikon discussed in prior comment 16.

12. Please file Hulquist`s consent to the summary of its report and to being named in the prospectus.

Exhibit 99.7

13. Please tell us why the proposals appear twice in exhibit 99.7.

*  *  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Kevin Kuhar at (202) 551-3662, or Jay Webb at
(202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Donald C. Hunt at (202) 551-3647 or me at (202) 551-3617 with any other questions.

Sincerely,



	Russell Mancuso
      Branch Chief

cc (via fax):	Christopher L. Kaufman, Esq. - Latham & Watkins LLP
	Andrew S. Williamson, Esq. - Latham & Watkins LLP
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Jerauld J. Cutini
New Athletics, Inc.
October 7, 2005
Page 1